

June 13, 2023

Jeannette Jackson
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

> **RE:** **MIAX PEARL, LLC ("Pearl")**
> **Amendment 2023-8 to Form 1 Application**

Dear Ms. Jackson:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2023-8 to the Form 1 Application of Pearl, which includes the following changes:

> Exhibit M – Updated member list for MIAX Pearl Equities

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/13/23	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
    Telephone: 609-897-7300; Facsimile: 609-987-2210

23007707

5. Provide the name, title and telephone number of a contact employee:
    Barbara J. Comly, EVP, General Counsel & Corporate Secretary
    609-897-7315

6. Provide the name and address of counsel for the applicant:
    Barbara J. Comly, EVP, General Counsel & Corporate Secretary
    MIAX PEARL, LLC
    7 Roszel Road, Suite 1A
    Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
    ☒ Limited Liability Company   ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16   (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: June 13, 2023   By: *Barbara J. Comly*
                                            Barbara J. Comly
                                            EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this _____ day of _____, 2023.

Based upon relief from Commission Staff and difficulties arising from COVID-19,
MIAX PEARL, LLC is making this filing without a notarization.

_____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1.   Name;

2.   Date of election to membership or acceptance as a member, subscriber or other user;

3.   Principal business address and telephone number;

4.   If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5.   Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6.   The class of membership, participation or subscription or other access.

Response:

1.   **MIAX Pearl Options.** No change to the list of the members of the MIAX Pearl Options exchange dated as of January 20, 2023, previously filed.

2.   **MIAX Pearl Equities.** Attached is a list of the members of the MIAX Pearl Equities exchange dated as of June 5, 2023, including the information set forth in items 1-6 above.

ABN AMRO CLEARING USA LLC

175 West Jackson Blvd., Ste. 2050

Chicago   IL   60604

Tele #: (312) 604-8000

Approval Date: 9/25/2020

Membership Activities:

Clearance

International Tele #

SEC #: 8- 34354

CRD #: 14020

ARCHIPELAGO SECURITIES LLC

353 North Clark Street, Ste. 3200

Chicago   IL   60654

Tele #: (312) 836-6700

Approval Date: 9/25/2020

Membership Activities:

Clearance & Routing Broker

International Tele #

SEC #: 8- 52140

CRD #: 102500

ATM EXECUTION LLC

599 Lexington Avenue

New York   NY   10022

Tele #: (646) 562-1010

Approval Date: 10/12/2020

Membership Activities:

Order Entry

International Tele #

SEC #: 8- 65509

CRD #: 122529

BARCLAYS CAPITAL INC.

745 Seventh Avenue

New York   NY   10019

Tele #: (212) 526-7000

Approval Date: 9/25/2020

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 41342

CRD #: 19714

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue

New York   NY   10019

Tele #: (212) 841-2000

Approval Date: 12/7/2020

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 32682

CRD #: 15794

BOFA SECURITIES, INC.

One Bryant Park

New York   NY   10036

Tele #: (646) 743-2734

Approval Date: 9/25/2020

Membership Activities:

Market Maker, Order Entry & Clearance

International Tele #

SEC #: 8- 69787

CRD #: 283942

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor

Chicago   IL   60603

Tele #: (312) 395-2100

Approval Date: 9/25/2020

Membership Activities:

Market Maker, Order Entry & Clearance

International Tele #

SEC #: 8- 53574

CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building

388 Greenwich Street

New York   NY   10013

Tele #: (212) 816-6000

Approval Date: 9/25/2020

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 8177

CRD #: 7059

CLEAR STREET LLC

55 Broadway

New York   NY   10006

Tele #: (646) 738-4066

Approval Date: 12/10/2021

Membership Activities:

Clearance

International Tele #

SEC #: 8- 69972

CRD #: 288933

COWEN AND COMPANY, LLC

599 Lexington Avenue -20tih Fl.

New York   NY   10022

Tele #: (646) 562-1010

Approval Date: 10/12/2020

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8-22522

CRD #: 7616

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor

New York   NY   10010

Tele #: (212) 325-2000

Approval Date: 9/25/2020

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8-00422

CRD #: 816

DASH FINANCIAL TECHNOLOGIES LLC

200 S. Wacker Drive, Ste. 2450

Chicago   IL   60606

Tele #: (312) 986-2006

Approval Date: 2/10/2023

Membership Activities:

Order Entry

International Tele #

SEC #: 8-52503

CRD #: 104031

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500

Chicago   IL   60661

Tele #: (312) 542-1000

Approval Date: 9/25/2020

Membership Activities:

Order Entry

International Tele #

SEC #: 8-51241

CRD #: 45908

ELECTRONIC TRANSACTION CLEARING, INC.

660 South Figueroa Street - Suite 1450

Los Angeles   CA   90017

Tele #: (213) 402-1570

Approval Date: 9/25/2020

Membership Activities:

Clearance

International Tele #

SEC #: 8-67790

CRD #: 146122

G1 EXECUTION SERVICES, LLC

175 W. Jackson Blvd. - Ste. 1700

Chicago   IL   60604

Tele #: (312) 362-0404

Approval Date: 9/25/2020

Membership Activities:

Order Entry

International Tele #

SEC #: 8-53174

CRD #: 111528

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200

Bala Cynwyd   PA   19004

Tele #: (610) 617-2600

Approval Date: 9/25/2020

Membership Activities:

Order Entry

International Tele #

SEC #: 8-65878

CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street

New York   NY   10282

Tele #: (212) 902-1000

Approval Date: 9/30/2020

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8-129

CRD #: 361

GTS SECURITIES LLC

545 Madison Avenue, 15th Fl.

New York   NY   10022

Tele #: (212) 715-2830

Approval Date: 3/1/2022

Membership Activities:

Order Entry

International Tele #

SEC #: 8-68126

CRD #: 149224

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor
3 World Trade Center
New York   NY   10007
Tele #: (212) 293-1444

Approval Date: 9/25/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-68430
CRD #: 152144

IEX SERVICES LLC

3 World Trade Center
175 Greenwich Street - 58th Floor
New York   NY   10007
Tele #:

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-69280
CRD #: 167872

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300
Chicago   IL   60606
Tele #: (312) 244-3300

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-52600
CRD #: 104143

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York   NY   10019
Tele #: (212) 310-9500

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-23669
CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich   CT   06830
Tele #: (203) 618-5710

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-47257
CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York   NY   10179
Tele #: (212) 272-2000

Approval Date: 9/25/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-35008
CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor
New York   NY   10281
Tele #: (646) 759-6000

Approval Date: 9/25/2020
Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8-52275
CRD #: 103782

JANE STREET EXECUTION SERVICES, LLC

250 Vesey Street - 5th Floor
New York   NY   10281
Tele #: (646) 759-6000

Approval Date: 12/30/2021
Membership Activities:
Order Entry
International Tele #

SEC #: 8-69254
CRD #: 167280

JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor
New York   NY   10281
Tele #: (646) 759-6000

Approval Date: 11/1/2022
Membership Activities:
Order Entry
International Tele #

SEC #: 8-66813
CRD #: 134159

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York   NY   10022
Tele #: (212) 284-2300

Approval Date: 9/30/2020

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-15074

CRD #: 2347

JUMP EXECUTION, LLC

600 West Chicago Avenue - Ste. 600
Chicago   IL   60654
Tele #: (312) 205-8900

Approval Date: 6/5/2023

Membership Activities:
Order Entry
International Tele #

SEC #: 8-70668

CRD #: 313060

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600
Chicago   IL   60654
Tele #: (312) 205-8900

Approval Date: 9/25/2020

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-52989

CRD #: 106124

LATOUR TRADING LLC

148 Lafayette Street - 10th Fl.
New York   NY   10013
Tele #: (917) 388-8000

Approval Date: 9/25/2020

Membership Activities:
Order Entry
International Tele #

SEC #: 8-68304

CRD #: 150887

LIME TRADING CORP.

1 Penn Plaza - 16th Floor
New York   NY   10119
Tele #: (646) 346-1000

Approval Date: 2/1/2022

Membership Activities:
Order Entry
International Tele #

SEC #: 8-27061

CRD #: 11826

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York   NY   10036
Tele #: (646) 743-1295

Approval Date: 9/25/2020

Membership Activities:
Clearance
International Tele #

SEC #: 8-33359

CRD #: 16139

MORGAN STANLEY & CO. LLC

1585 Broadway
New York   NY   10036
Tele #: (212) 761-4000

Approval Date: 9/25/2020

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-15869

CRD #: 8209

NASDAQ EXECUTION SERVICES, LLC

FMC Tower, Level 8
2929 Walnut Street
Philadelphia   PA   19104
Tele #: (215) 496-5000

Approval Date: 9/25/2020

Membership Activities:
Exchange Broker Dealer
International Tele #

SEC #: 8-37329

CRD #: 7270

OLD MISSION CAPITAL, LLC

1 N. Dearborn Street - 8th Floor
Chicago   IL   60602
Tele #: (312) 260-3052

Approval Date: 10/1/2021

Membership Activities:
Order Entry
International Tele #

SEC #: 8-67867

CRD #: 146991

PERSHING LLC

One Pershing Plaza - 10th Fl.

Jersey City   NJ   07399

Tele #: (201) 413-2000

Approval Date: 9/25/2020

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 17574

CRD #: 7560

PUNDION LLC

230 Park Avenue, 3rd Floor

New York   NY   10169

Tele #: (718) 618-4929

Approval Date: 5/24/2021

Membership Activities:

Market Maker & Order Entry

International Tele #

SEC #: 8- 68784

CRD #: 156169

QUANTLAB BROKERAGE, LLC

3 Greenway Plaza - Suite 200

Houston   TX   77046

Tele #: (713) 400-5440

Approval Date: 11/12/2021

Membership Activities:

Order Entry

International Tele #

SEC #: 8- 70274

CRD #: 299468

RBC CAPITAL MARKETS LLC

9th Floor

200 Vesey Street

New York   NY   10281

Tele #: (212) 858-6008

Approval Date: 9/28/2020

Membership Activities:

Market Maker, Order Entry & Clearance

International Tele #

SEC #: 8- 45411

CRD #: 31194

SANFORD C. BERNSTEIN & CO., LLC

1345 Avenue of the Americas

New York   NY   10105

Tele #: (212) 969-1000

Approval Date: 10/12/2020

Membership Activities:

Order Entry

International Tele #

SEC #: 8- 52942

CRD #: 104474

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100

Chicago   IL   60604

Tele #: (312) 360-2440

Approval Date: 9/25/2020

Membership Activities:

Market Maker

International Tele #

SEC #: 8- 68556

CRD #: 153585

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220

Bala Cynwyd   PA   19004

Tele #: (610) 617-2600

Approval Date: 9/25/2020

Membership Activities:

Order Entry

International Tele #

SEC #: 8- 47034

CRD #: 35874

TRADEBOT SYSTEMS, INC.

1251 NW Briarcliff Parkway - Ste. 700

Kansas City   MO   64116

Tele #: (816) 285-6400

Approval Date: 8/1/2022

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 53557

CRD #: 116571

TRC MARKETS LLC

710 Johnnie Dodds Blvd. - Ste. 300

Mt. Pleasant   SC   29464

Tele #: (917) 388-8644

Approval Date: 9/25/2020

Membership Activities:

Order Entry

International Tele #

SEC #: 8- 69454

CRD #: 171272

UBS SECURITIES LLC

1285 Avenue of the Americas	Approval Date: 9/25/2020	SEC #: 8- 22651
New York NY 10019	**Membership Activities:**	CRD #: 7654
Tele #: (203) 719-3000	Order Entry & Clearance	
	International Tele #	

VIRTU AMERICAS LLC

One Liberty Plaza	Approval Date: 9/25/2020	SEC #: 8- 68193
165 Broadway	**Membership Activities:**	CRD #: 149823
New York NY 10006	Market Maker & Order Entry	
Tele #: (800) 544-7508	International Tele #	

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900	Approval Date: 1/5/2022	SEC #: 8- 12987
ATTN: COMPLIANCE	**Membership Activities:**	CRD #: 877
Los Angeles CA 90017	Clearance	
Tele #: (213) 688-8090	International Tele #	

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor	Approval Date: 1/12/2021	SEC #: 8- 65876
D1086-060	**Membership Activities:**	CRD #: 126292
Charlotte NC 28202	Order Entry & Clearance	
Tele #: (704) 410-1913	International Tele #	

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200	Approval Date: 9/25/2020	SEC #: 8- 65336
Chicago IL 60604	**Membership Activities:**	CRD #: 120719
Tele #: (312) 884-4000	Order Entry	
	International Tele #	

Total BD Firms 50